QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Three Months Ended May 4, 2002 and May 5, 2001
and for the Five Years Ended February 2, 2002

        (Millions of Dollars)

	Nine Months Ended				Fiscal Year Ended
	May 4	,	May 5	,	Feb. 2	,	Feb. 3	,	Jan. 29	,	Jan. 30	,	Jan. 31	,
	2002		2001		2002		2001		2000		1999		1998
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$345		$254		$1,368		$1,264		$1,144		$935		$751
Income taxes	211		155		839		789		725		577		490

Total earnings	556		409		2,207		2,053		1,869		1,512		1,241

Fixed charges:
Interest expense	140		121		519		467		482		465		522
Interest portion of rental expense	16		17		68		77		69		63		59

Total fixed charges	156		138		587		544		551		528		581

Less:
Capitalized interest	(3)		(12)		(33)		(31)		(16)		(16)		(16)

Fixed charges in earnings	153		126		554		513		535		512		565

Earnings available for fixed charges	$709		$535		$2,761		$2,566		$2,404		$2,024		$1,806

Ratio of earnings to fixed charges	4.55		3.88		4.70		4.71		4.36		3.83		3.11

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$156		$138		$587		$544		$551		$528		$581
Dividends on preferred stock (pre-tax basis)	—		—		—		—		29		32		35

Total fixed charges and preferred stock dividends	156		138		587		544		580		560		616

Earnings available for fixed charges and preferred stock dividends	$709		$535		$2,761		$2,566		$2,404		$2,024		$1,806

Ratio of earnings to fixed charges and preferred stock dividends	4.55		3.88		4.70		4.71		4.15		3.61		2.93

QuickLinks

  EXHIBIT (12)